SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-2(b)
(Amendment No. 5)*

ACE*COMM CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

0044 04 109
(CUSIP Number)

DECEMBER 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13-d-1(b)

     [   ] Rule 13-d-1(c)

     [X] Rule 13-d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following page(s))

CUSIP No. 0044 04 109	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

George T. Jimenez

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	5. SOLE VOTING POWER
SHARES	1,912,620
BENEFICIALLY
OWNED BY	6. SHARED VOTING POWER
EACH	0
REPORTING
PERSON	7. SOLE DISPOSITIVE POWER
WITH	1,912,620

8. SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,912,620

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
X

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

20.48%

12.	TYPE OF REPORTING PERSON

IN

CUSIP No. 0044 04 109	Page 3 of 5 Pages

Item 1.

Item 1(a)	Name of Issuer:

ACE*COMM Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

704 Quince Orchard Road
Gaithersburg, Maryland 20878

Item 2.

Item 2(a)	Name of Person Filing:

George T. Jimenez

Item 2(b)	Address of Principal Business Office, or, if None, Residence:

704 Quince Orchard Road
Gaithersburg, Maryland 20878

Item 2(c)	Citizenship:

United States of America

Item 2(d):	Title of Class of Securities:

Common Stock, $.01 par value

Item 2(e):	CUSIP Number:

0044 04 109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 0044 04 109	Page 4 of 5 Pages

Item 4. Ownership:

Item 4(a)	Amount beneficially owned:
1,912,620 shares

Item 4(b)	Percent of class: 20.48%

Item 4(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
1,912,620

(ii) Shared power to vote or to direct the vote:
0

(iii) Sole power to dispose or to direct the disposition of:
1,912,620

(iv) Shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

CUSIP No. 0044 04 109	Page 5 of 5 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2002

/s/ George T. Jimenez